UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant's name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated October 8, 2007, reporting Q307 preliminary results.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2007	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Announces its Third Quarter Results Release Date and Updates
its Results Estimates

Third Quarter Revenues Expected Between $6.0-6.3 million;
Operating Loss for the Quarter Expected Between $1.4-1.8 million

The Company will be holding a conference call today
at 11am EDT to discuss the updated quarterly estimates

Tel Aviv, Israel – October 8, 2007 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, announced preliminary results for the third quarter of 2007.

Revenues for the third quarter of 2007 are expected to be between $6.0-6.3 million. As a result, operating loss for the third quarter of 2007 will be in the range of $1.4–1.8 million. Part of the increased expenses in the quarter is related to the assimilation of CPL and Asiasoft into TIS. These preliminary results are subject to adjustment and review by the Company’s auditors.

The Company will be releasing its third quarter 2007 results on Wednesday, November 28, 2007, before the US market opens. The later than usual third quarter release date follows the additional time required to apply US GAAP to recently acquired Asiasoft’s financial results and fully consolidate Asiasoft’s financial results for the reported period.

Dr. Ido Schechter, Top Image Systems’ CEO, commented: “This has been an active year for the Company in terms of acquisitions and venturing into new geographies, whilst enhancing our total product offering. While we are reporting revenues at close to record levels, we were hoping for an even higher amount in the quarter. Unfortunately, a number of recently awarded new projects which we had expected to record revenues from in the third quarter, were not finalized in time to be recognized. We do believe that the revenues from these deals will be recognized in the fourth quarter of this year and the early quarters of next year. “

“On the positive side, we recently won several new significant projects with major companies that we look forward to announcing in the coming months.” continued Dr. Schechter. “We are also encouraged by the progress we have made in other business areas for example, in the Japanese division which has been stabilized under the new management team. This division’s business broke even in the third quarter this year and we expect it to be profitable in the fourth quarter. This, as well as our recent wins, underlies our confidence in the strength of the business and a recovery in our revenue levels in the fourth quarter and beyond into 2008.”

Dr. Schechter concluded: “While we are indeed disappointed with the results of the third quarter, myself and all of us at TIS are working diligently to ensure we can recognize most of the delayed revenues in the fourth quarter. We remain confident in our strategy, market position, product offering and business model, given our sound, unchanged, business fundamentals and good pipeline.”

The Company will be holding a conference call today at 11am EDT to discuss the updated quarterly estimates. To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03-9180610
INTERNATIONAL Dial-in Number: +972 3 9180610

at:
11:00am Eastern Time
8:00am Pacific Time
4:00pm UK Time
5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246